Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three months ended June 30, 2026

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

1.0	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Linear Minerals Corp. (“Linear Minerals” or the “Company”) is for the three months ended June 30, 2026 and should be read in conjunction with the accompanying unaudited condensed interim financial statements and related notes for the three months ended June 30, 2026 and 2025 (the “Financial Report”). All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

On December 31, 2024, FE Battery Metals Corp. changed its name to Linear Minerals Corp.

Linear Minerals Corp. was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada and the United States.

On July 13, 2026, the Company completed a consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 6.5 pre-consolidation common shares. Immediately before the consolidation, the Company had 84,335,286 common shares issued and outstanding. Following the consolidation, the Company had 12,974,542 common shares issued and outstanding. The Company’s common shares continued to trade on the Canadian Securities Exchange under the symbol “LINE.”

The Company’s common shares trade on the Canadian Securities Exchange (LINE), the OTCQB Exchange (LINMF) and the Frankfurt Exchange (J9K).

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Linear Minerals is a junior resource company engaged in the exploration and development of mineral properties. It currently maintains early-stage exploration properties in Canada and the United States.

This MD&A contains information to August 30, 2026.

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.linearminerals.com.

1.1	FIRST QUARTER FISCAL 2027 HIGHLIGHTS AND RECENT EVENTS SUMMARY

●	On June 4, 2026, the Company entered into a term sheet with Consolidated Lithium Metals Inc. (“CLM”) pursuant to which CLM proposes to acquire a 100% undivided interest in the Augustus Lithium Project and certain additional mineral claims held by the Company. The proposed transaction comprises 449 mineral claims located in the Abitibi and James Bay regions of Québec. The aggregate consideration is approximately $2,750,000, consisting of $687,500 in cash and $2,062,500 payable through the issuance of common shares of CLM. Completion remains subject to satisfactory due diligence, negotiation and execution of a definitive agreement, and required corporate and regulatory approvals.

●	On July 6, 2026, subsequent to the quarter end, the Company entered into an addendum to its May 21, 2026 non-binding letter of intent with Critical Prospecting Corp. Under the revised transaction structure, the Company proposes to acquire certain mineral properties directly from Critical Prospecting Corp., rather than acquiring all of its issued and outstanding securities. The specific properties and

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

consideration remain subject to negotiation and definitive agreements, and the previously announced financings associated with the proposed transaction have been placed on hold.

●	On July 13, 2026, subsequent to the quarter end, the Company completed a 6.5-for-1 consolidation of its common shares. Following the consolidation, the Company had 12,974,542 common shares issued and outstanding.

●	The Company did not incur any exploration and evaluation expenditures during the three months ended June 30, 2026. Exploration and evaluation assets were $5,143,314 at both June 30, 2026 and March 31, 2026.

1.2	OVERVIEW OF PROJECTS

1.2.1	Augustus Lithium Property, Quebec

The Augustus Lithium Property is located in Landrienne and Lacorne Townships, Quebec, Canada. The property is comprised of 21 mineral claims covering approximately 900 hectares in the Abitibi area of western Quebec.

In November 2022, the Company completed the required option payments, common share issuances and exploration expenditures to acquire a 100% interest in the Augustus Lithium Property. The property is subject to a 2.0% net smelter returns (“NSR”) royalty.

The Augustus Property is part of the Preissac-Lacorne pegmatite fields where spodumene-bearing lithium pegmatites were discovered in the 1940s. The geology and mineralization of the Augustus Property are similar to those of the Quebec Lithium Mine located approximately 6 kilometres to the southeast. The property has access to local road, railway, electricity, water and workforce infrastructure.

On June 4, 2026, the Company entered into a term sheet with CLM pursuant to which CLM proposes to acquire the Augustus Lithium Project and certain additional mineral claims. The proposed aggregate consideration is approximately $2,750,000, consisting of $687,500 in cash and $2,062,500 in CLM common shares. The term sheet provides CLM with an exclusivity period to October 1, 2026 and includes a break fee of $1,687,500 payable by the Company in certain circumstances. The proposed transaction had not been completed as at the date of this MD&A and remains subject to a definitive agreement and customary corporate and regulatory approvals.

1.2.2	Lac Marion Uranium Property

On June 10, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Marion Uranium Property. The property consists of 47 mining claims covering approximately 2,760 hectares in two claim blocks located about 40 kilometres northeast of Mont Laurier, Quebec.

On October 30, 2025, the Company entered into an amended option agreement which amended the due dates for certain share issuances and exploration expenditure requirements. Under the amended agreement, the Company has the option to acquire a 100% interest in the property by completing the issuance of 1,200,000 common shares, which had not been issued as at June 30, 2026.

Fiscal 2026 Exploration Highlights:

●	Uranium assays returned values ranging from 0.002% to 0.463% triuranium octoxide, with six samples above 0.1% U3O8;

●	Total rare earth element values ranged from 8 ppm to 1,364 ppm, including light and heavy rare earth elements;

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

●	Five uranium showings were confirmed and partially extended, including JRB-4-New, Marielle Lake, Lac Lafargue, Effiat Lake/Pond zone and Lac Marion; and

●	High scintillometer readings ranging from 700 counts per second to 57,000 cps were recorded at JRB-4-New and other historical showings, with a radioactive zone traced along a 215-metre strike length.

On January 29, 2026, the Company announced a follow-up exploration program at Lac Marion. The Company received an Authorization de travaux d’intervention exploration work permit from the Ministère des Ressources naturelles et des Forêts authorizing mechanical trenching and diamond drilling activities.

The Company did not incur exploration and evaluation expenditures on the property during the three months ended June 30, 2026.

1.2.3	Ridgeway Clark County Property

The Company staked 67 mineral property claims located in Clark County, Washington, United States, at a cost of $60,220.

1.2.4	Lac Coulombe Property

On November 5, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Coulombe Property, which consists of 89 mining claims covering approximately 5,000 hectares located about 100 kilometres south of Quebec City, Quebec.

On November 3, 2025, the Company entered into an amended option agreement. During the year ended March 31, 2026, the Company issued 2,250,000 common shares and completed the required option payment to acquire a 100% interest in the property. The property is subject to a 1.5% NSR, of which the Company has the option to buy out 0.5% for $1,000,000.

1.2.5	Kipawa West Property

On December 9, 2025, the Company entered into an option agreement to acquire a 100% interest in the Kipawa West rare-earth property. The property consists of 53 mining claims covering approximately 3,000 hectares located in Abitibi-Témiscamingue, Quebec, approximately 30 kilometres east of Témiscaming.

Under the terms of the Kipawa West Agreement, the Company has the option to acquire a 100% interest in the property by completing the following share issuances and exploration expenditures:

Due Dates	Issuance of Linear Minerals common shares	Exploration expenditures ($)
On signing (not yet issued)	1,000,000	-
December 9, 2026	1,500,000	250,000
December 9, 2027	2,000,000	500,000
December 9, 2028	-	500,000

The Kipawa West Property is subject to a 2% gross metal royalty (“GMR”) payable to the optionor. The Company has the option to reduce the GMR from 2.0% to 1.0% by paying $1,000,000.

1.2.6	Rose East Lithium Property

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Rose East Lithium Property, consisting of 59 mining claims covering approximately 3,100 hectares in northern Quebec.

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

On November 3, 2025, the Company entered into an amended option agreement which amended the due dates and amounts for certain share issuance requirements. On February 3, 2026, the Company issued the required 1,250,000 common shares to complete its acquisition of a 100% interest in the property. The property is subject to a 1.5% GMR, of which the Company has the option to reduce 0.5% for $1,000,000.

Qualified Person

Technical data pertaining to the properties above was reviewed and approved by Afzaal Pirzada, P.Geo., who is Linear Minerals’ qualified person under National Instrument 43-101.

1.3	DISCUSSION OF OPERATIONS

For the three months ended June 30, 2026, compared to the three months ended June 30, 2025

The net loss and comprehensive loss for the three months ended June 30, 2026 (the “Current Period”) was $153,196, a decrease of $383,077 from the net loss and comprehensive loss of $536,273 for the three months ended June 30, 2025 (the “Comparative Period”). The significant variances between the Current Period and Comparative Period were as follows:

●	Exploration and evaluation costs were $Nil in the Current Period, a decrease of $516,139 from the Comparative Period. The Company did not incur exploration and evaluation expenditures during the Current Period;

●	General and administrative expenses were $121 in the Current Period, compared with $3,422 in the Comparative Period;

●	Professional fees were $15,000 in both the Current Period and the Comparative Period;

●	Salaries, fees and benefits were $99,232 in the Current Period, an increase of $27,682 from $71,550 in the Comparative Period;

●	Shareholder communications were $38,843 in the Current Period, an increase of $25,274 from $13,569 in the Comparative Period;

●	The Current Period had no other income or expense. The Comparative Period had net other income of $83,407 consisting primarily of a $108,733 flow-through recovery, partially offset by a $25,338 loss on marketable securities.

1.4	SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Net revenues	$-	$-	$-	$-
Net loss	$(153,196)	$(1,561,069)	$(277,389)	$(308,792)
Per share	$(0.01)	$(0.13)	$(0.03)	$(0.03)

	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
Net revenues	$-	$-	$-	$-
Net loss	$(536,273)	$(1,318,740)	$(1,072,786)	$(369,514)
Per share	$(0.06)	$(0.13)	$(0.11)	$(0.04)

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

Significant variations in the net loss between periods are primarily due to the timing and level of exploration and evaluation expenditures, write-downs of exploration and evaluation assets, share-based payments and fluctuations in corporate administrative and shareholder communication expenses.

1.5	LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations through equity financings. As an exploration-stage issuer, the Company does not generate operating revenues and is dependent on external financing to fund exploration activities, corporate administration and working capital requirements.

The Company currently has no long-term debt obligations. Future capital requirements will depend upon a number of factors, including the timing and extent of exploration programs, the acquisition or disposition of mineral properties, regulatory approvals and general market conditions. The Company expects that future exploration expenditures will continue to be funded primarily through equity financings and strategic transactions.

At June 30, 2026, the Company had cash of $179,292 (March 31, 2026 – $330,676), current assets of $336,912, current liabilities of $1,147,569 and a working capital deficiency of $810,657 (March 31, 2026 – $657,582). At June 30, 2026, the Company is required to incur $150,000 of flow-through qualified expenditures.

Linear Minerals began the three-month period ended June 30, 2026 with $330,676 in cash. During the period, the Company used $151,384 in operating activities and had no cash flows from investing or financing activities, ending the period with $179,292 in cash.

Management believes that additional financing will be required to fund the Company’s planned exploration activities and corporate overhead during the next twelve months. The Company intends to continue evaluating financing alternatives, including equity financings, strategic partnerships, property transactions and other capital-raising initiatives. There can be no assurance that additional financing will be available on acceptable terms, or at all.

The Company has incurred recurring operating losses since inception and had a working capital deficiency at June 30, 2026. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. The Financial Report has been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.

The Company had 84,335,286 common shares issued and outstanding at both June 30, 2026 and March 31, 2026. During the three months ended June 30, 2026, there were no changes to share capital.

On July 13, 2026, the Company completed a 6.5-for-1 share consolidation. Following the consolidation, the Company had 12,974,542 common shares issued and outstanding.

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value.	Common shares issued and outstanding	Share purchase warrants	Stock Options
Outstanding at June 30, 2026	84,335,286	9,500,000	2,300,000
Options expired unexercised	-	-	(236,842)
Effect of 6.5:1 ratio share consolidation	(71,360,744)	(8,038,475)	(1,745,752)
Outstanding at the date of this MD&A	12,974,542	1,461,525	317,406

1.6	OFF STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

At June 30, 2026, the Company had no off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or other arrangements that would be expected to trigger financing, liquidity, market or credit risk to the Company.

1.7	TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company for the three months ended June 30, 2026 and 2025 was as follows:

	For the three months ended June 30,
	2026	2025
Salaries, fees and benefits	$99,232	$71,550

Related party balances as at June 30, 2026 and March 31, 2026 were as follows:

	June 30, 2026	March 31, 2026
Amounts due to Directors and Officers of the Company	$-	$20,390
Amounts due to companies controlled by directors and officers	248,322	217,145
Amounts due from companies controlled by directors and officers	(19,546)	(18,785)
	$228,776	$218,750

The directors’ and officers’ balances include fees and expenses owing to directors and officers incurred in the normal course of business.

1.8	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

Going Concern

The assessment of the Company’s ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 5 of the Financial Report discloses the carrying value of such assets. The triggering events for potential impairment are defined in IFRS 6 Exploration for and Evaluation of Mineral Resources and include whether exploration rights have expired or are expected to expire, whether substantive future exploration expenditure is budgeted or planned, whether exploration has identified commercially viable quantities of mineral resources, and whether sufficient data indicates that the carrying amount may not be recoverable in full from successful development or sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans toward finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and, accordingly, some assets may become impaired in future periods.

1.9	CHANGES IN ACCOUNTING POLICIES

The Company prepares its financial statements using accounting policies consistent with IFRS Accounting Standards as issued by the IASB.

The accounting policies and methods of computation applied in the Financial Report are the same as those applied in the Company’s most recent audited annual financial statements for the year ended March 31, 2026.

New, Amended and Future IFRS Pronouncements

There are no other IFRS pronouncements not yet effective that would be expected to have a material impact on the Company. Additional information regarding new, amended and future IFRS pronouncements is provided in Note 2 of the Financial Report.

1.10	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable, supported by little or no market activity.

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

The following provides the valuation method of the Company’s financial instruments as at June 30, 2026 and March 31, 2026:

		June 30,	March 31,
	Level	2026	2026
Cash	1	$179,292	$330,676
Reclamation deposits	1	$11,000	$11,000
Financial liabilities	1	$1,132,569	$1,115,715

There were no transfers between levels or changes in the fair value measurement of financial instruments during the three months ended June 30, 2026 compared with the year ended March 31, 2026.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including financing risk, liquidity risk, credit risk and market risk.

Financing Risk

The Company does not currently generate operating revenue and is dependent upon the availability of external financing to fund exploration activities and corporate expenditures. The availability of future financing is affected by numerous factors including commodity prices, capital market conditions, investor sentiment and exploration results. There can be no assurance that future financing will be available on acceptable terms or at all.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at June 30, 2026, the Company had cash of $179,292 to settle accounts payable and accrued liabilities, inclusive of amounts due to related parties, of $1,132,569.

Liquidity risk related to amounts due to creditors and related parties is significant to the Company’s statement of financial position. The Company manages these risks by pursuing additional share capital issuances and strategic transactions to settle its obligations in the normal course of operating, investing and financing activities. The Company’s ability to raise capital is affected by capital market conditions, exploration results and commodity prices, including lithium, uranium and rare earth element prices.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises currency risk, interest rate risk and other price risk.

Interest Rate Risk

The Company had no significant exposure at June 30, 2026 to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, reclamation deposits and amounts receivable. The carrying amount of financial assets recorded in the Financial Report, net of any allowances for losses, represents the maximum exposure to credit risk.

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

The Company deposits its cash with a high-credit-quality major Canadian financial institution. The Company does not invest in asset-backed deposits or investments and does not expect material credit losses. The Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts.

Currency Risk

The Company had no significant exposure at June 30, 2026 to currency risk through its financial instruments.

Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria but reviews the capital structure on a regular basis to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

●	To maintain and safeguard its accumulated capital and sufficient funds to support continued evaluation and maintenance of existing properties and to acquire, explore and develop other mineral properties;

●	To invest cash on hand in highly liquid and highly rated financial instruments with high-credit-quality issuers, thereby minimizing the risk of loss of principal; and

●	To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to advance its projects. In order to carry out planned exploration and development activities and pay administrative costs, the Company will use its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. The Company does not pay dividends and expects to continue raising funds from time to time to meet its capital management objectives.

There were no changes in the Company’s approach to capital management during the three months ended June 30, 2026 compared with the year ended March 31, 2026. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 11 of the Financial Report.

1.11	RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

The Company’s financial condition, results of operations and business are subject to certain risks, certain of which are described below and elsewhere in this MD&A:

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

Property Risk

None of the Company’s projects have reserves or demonstrated economic viability and there is no assurance that an economic or minable deposit will be found. If the Company acquires additional mineral properties, any material adverse development affecting those properties could have a material adverse effect on the Company’s financial condition and results of operations.

Additional Funding Requirements

The Company is reliant upon additional equity financing in order to continue its business and operations, as it is in the business of mineral exploration and does not currently derive operating income from its mineral assets. There is no guarantee that future sources of funding will be available to the Company. If the Company is not able to raise additional funding, it may be unable to carry out its business plans.

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are brought to production. Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are among the risks involved in mineral exploration and exploitation activities. Substantial expenditures are required to establish mineral reserves and resources through drilling, and there can be no assurance that the funds required will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources are affected by many factors outside the Company’s control, including operating costs, grade, metal prices, processing costs and government regulation.

Commodity Price Volatility

The prices of the commodities for which the Company is exploring can fluctuate significantly and are beyond the Company’s control. The Company is specifically exposed to changes in the prices of lithium, uranium and rare earth elements. A sustained decrease in commodity prices could adversely affect the economics of the Company’s projects and its ability to raise financing.

Title to Mineral Properties

Acquisition of title to mineral properties is a detailed and time-consuming process. Title to, and the area of mineral properties may be disputed or impugned. Although the Company investigates title to mineral properties for which it holds an option, concession, mineral lease or licence, there can be no assurance that title will not be challenged. The Company does not carry title insurance with respect to its mineral properties.

Country Risk

The Company could be affected by political, regulatory or legal developments in the jurisdictions in which it operates.

Uninsurable Risks

Mineral exploration activities involve numerous risks, including unexpected geological and operating conditions, formation weaknesses, hydrogeological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s financial position and the value of its common shares.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling mineral exploration activities and their possible effects on the environment. Environmental legislation may change, resulting in additional

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

costs, capital expenditures, restrictions, liabilities and delays. Breaches of environmental legislation may result in fines, penalties or suspension or closure of operations. The Company does not maintain environmental liability insurance.

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, environmental protection, protection of historic and archaeological sites, mine development and other matters. Obtaining required permits can be complex and time-consuming. There can be no assurance that the Company will obtain necessary permits on acceptable terms, in a timely manner or at all.

Potential Dilution

The issue of common shares upon exercise of options and warrants will dilute the ownership interests of existing shareholders. The Company may also issue additional options, warrants or common shares from time to time, which could result in further dilution.

1.12	OTHER MD&A INFORMATION

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The disclosure required for venture issuers without significant revenue is included in the accompanying Financial Report, including the property-by-property exploration and evaluation assets disclosure in Note 5. The Company did not incur exploration and evaluation expenditures during the three months ended June 30, 2026.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) during the three months ended June 30, 2026 that materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

APPROVAL

The Board of Directors of Linear Minerals has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on SEDAR+ at www.sedarplus.ca.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A, other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Company’s exploration projects, the Company’s future plans, exploration and drilling programs, objectives, business strategy, budgets, projected costs, financial results, expected cash runway and liquidity, proposed acquisitions and dispositions, and requirements for additional capital. In certain cases, forward-looking information can be

Linear Minerals Corp.

Management’s Discussion & Analysis

For the three months ended June 30, 2026

identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” occur or be achieved.

Forward-looking information is based on assumptions regarding future events and other matters and involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking information. Assumptions include that strategic alternatives will remain available, that the Company will continue as a going concern and that the Company will be able to access the capital required to advance its projects and continue operations. Risks and uncertainties include, among others, risks inherent in exploration and development of mineral properties; uncertainties in interpreting exploration results; potential delays in exploration; geology, grade and continuity of mineral deposits; commodity price changes; currency fluctuations; accidents and labour disputes; delays in obtaining governmental approvals; availability and cost of financing; events adversely affecting cash resources; competition; and loss of key personnel. Other risks and uncertainties are discussed throughout this MD&A, including under “Risks and Uncertainties”.

In making statements containing forward-looking information, the Company has applied material assumptions, including assumptions regarding its ability to obtain, on reasonable terms, financing necessary to complete exploration and development of its property interests, as well as the potential for future profitable production or proceeds from the disposition of exploration and evaluation assets.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.